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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                            Microfield Graphics, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     59506w1
               --------------------------------------------------
                                 (CUSIP Number)


   Randall R. Reed, 7216 SW Durham Road, Portland, Oregon 97224 (503)620-4000
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                November 11, 1997
           ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)
                                                                          1 of 2

                                  SCHEDULE 13D
CUSIP No. 59506w1                                              Page 2 of 2 Pages

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       William P. Cargile
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [   ]
-------------------------------------------------------------------------------
  3  | SEC USE ONLY
     |
     |
-------------------------------------------------------------------------------
  4  | SOURCE OF FUNDS*
     | 00
     |
-------------------------------------------------------------------------------
  5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     | ITEMS 2(d) OR 2(e)
     |                                                                   [   ]
-------------------------------------------------------------------------------
  6  | CITIZENSHIP OR PLACE OF ORGANIZATION
     | United States
     |
     |
-------------------------------------------------------------------------------
     |
-------------------------------------------------------------------------------
      NUMBER OF      |  7 | SOLE VOTING POWER
        SHARES       |    | 167,100
     BENEFICIALLY    ----------------------------------------------------------
       OWNED BY      |  8 | SHARED VOTING POWER
         EACH        |    | 0
      REPORTING      ----------------------------------------------------------
        PERSON       |  9 | SOLE DISPOSITIVE POWER
         WITH        |    | 167,100
                     ----------------------------------------------------------
                     | 10 | SHARED DISPOSITIVE POWER
                     |    | 0
                     ----------------------------------------------------------
                     |    |
-------------------------------------------------------------------------------
     |
 11  | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     | 167,100
     |
-------------------------------------------------------------------------------
 12  | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |
     |
-------------------------------------------------------------------------------
 13  | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     |
     | 5.2%
-------------------------------------------------------------------------------
 14  | TYPE OF REPORTING PERSON*
     | IN
     |
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                SEC 1746 (12-91)
                                                                          2 of 2

Item 1.   Security and Issuer

     This statement relates to the Common Stock ("Common Stock") of Microfield Graphics, Inc., a corporation organized under the laws of Oregon (the "Company"). The Company's principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224.

Item 2.   Identity and Background

     This Statement is filed by William P. Cargile, an individual. Mr. Cargile is a director of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Cargile is a citizen of the United States of America. Mr. Cargile has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Cargile has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The funds used to acquire the Common Stock were margin borrowings from BancAmerica Robertson Stephens pursuant to the terms of Mr. Cargile's margin agreement with that brokerage firm. The amount of funds used to make the purchase was $40,400. Mr. Cargile borrowed $310,256.25 in the same manner to finance the other purchases of Common Stock described in Item 5(c).

Item 4.   Purpose of Transaction

     Mr. Cargile acquired the shares of Common Stock for investment. Mr. Cargile acquired an additional 22,900 shares of the Issuer's Common Stock on November 12, 1997.

     While Mr. Cargile reserves the right to develop plans or proposals in the future with respect to the following items, at the present time Mr. Cargile has no plans or proposals that relate to or would result in any of the following:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (b) Sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (c) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (d) Any material change in the present capitalization or dividend policy of the Company;

          (e) Any other material change in the Company's business or corporate structure;

          (f) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (g) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (i) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          As of the date of this filing, Mr. Cargile beneficially owns 195,500 shares of Common Stock, including 5,500 shares of Common Stock which Mr. Cargile has the right to purchase. Mr. Cargile has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 190,000 shares of Common Stock. These shares represent 6.1% of the shares outstanding (3,202,351) as contained in the Company's most recent filing with the Commission.

          In the sixty days preceding this filing Mr. Cargile purchased 95,000 shares of Common Stock on the open market as follows: 4,000 shares on October 22, 1997 at $2.75 per share; 5,000 shares on October 28, 1997 at $2.75 per share; 5,000 shares on October 29, 1997 at $2.4375 per share; 5,000 shares on October 30, 1997 at $2.84375 per share; 3,000 shares on October 31, 1997 at $3.00 per share; 15,000 shares on November 4, 1997 at $4.00 per share; 5,000 shares on November 5, 1997 at $3.875 per share; 5,000 shares on November 6, 1997 at $4.00 per share; 5,000 shares on November 7, 1997 at $3.825 per share; 10,000 shares on November 10, 1997 at $4.00 per share; 10,100 on November 11, 1997 at $4.00 per share, and; 22,900 shares on November 12, 1997 at $4.00 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Cargile is not a party to any contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

     Margin Agreement between William P. Cargile and Robertson, Stephens & Company, L.P. dated October 3, 1995.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                December 17, 1997
                                        ---------------------------------------
                                                       Date

                                        WILLIAM P. CARGILE
                                        ---------------------------------------
                                        William P. Cargile